October 6, 2005

Stephen H. Bier, Esq.
Dechert, L.L.P.
30 Rockefeller Plaza
New York, New York 10112-2200

Re:	Global High Income Dollar Fund
	File Nos. 33-127896 and 811-7540

Dear Mr. Bier:

	We have reviewed the registration statement on Form N-2 for the
Global High Income Dollar Fund ("Fund"), registering additional shares relating to a proposed issuance of non-transferable rights to
Fund shareholders, filed with the Commission on August 26, 2005.
We
have the following comments.

Prospectus

Cover

		Please do not print entire paragraphs of disclosure only in capital letters, but employ the standard practice of using capital and lower case letters. To emphasize particular items of disclosure, please use bold-face type, italics or underlining.

Prospectus Summary

Use of Proceeds

	The disclosure in this section indicates the Fund may take more than one month to invest the proceeds of this offering. If the Fund may take more than three months to invest the proceeds, please so indicate, and disclose the reasons for the delay. See Guide 1 to Form N-2.

Investment Objectives and policies

   	The filing currently does not disclose the ratio of the rights offering. Please note, when the information is completed, that the ratio of the offering may not exceed one new share for each three rights held. See Association of Publicly Traded Investment Funds No
Action Letter, Ref. No. 85-299-CC (pub. avail. August 2, 1985).

	The disclosure does not indicate the extent to which the Fund will invest in foreign securities. The staff takes the position that a "Global" fund must invest in a manner consistent with that term by investing substantially, i.e., at least 50% of assets, in a number of foreign countries around the globe. Please revise the disclosure accordingly.

	Please disclose that the advisor has a conflict of interest with respect to the rights offering because its fee, being asset-based, will increase as a result of the offering.

	Please disclose the Fund`s anticipated average portfolio duration and/or maturity. Please also disclose the risks attendant with investing in securities of the stated duration or maturity.

	Has the Fund ever made a distribution which included a return of capital? If so, please disclose the frequency and extent of the returns of capital.

Risks Associated with Lower Rated Securities

	Please disclose that lower rated debt securities are also known as "junk."

Purpose of the Offering

	Since the Fund is non-diversified, please delete the paragraph titled "Additional Diversification."

	This section discusses a possible marginal reduction in the Fund`s expense ration resulting from the increase in Fund assets resulting from this offering. Is this uncertain, insignificant change in the expense ratio truly a "purpose of the offering?" Please disclose the true purpose or purposes of the offering.

Statement of Additional Information

Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please revise the disclosure accordingly. See Instruction to Item
18.13 of Form N-2.
Closing
      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
   	Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

	Any questions you may have regarding the filing or this letter may be directed to me at 202.551.6965.



							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel

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